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                                                       EXHIBIT 21
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News Release
C-9438


Media Contact:
Buddy Price  214/995-2355
Terri West  214/995-3481
(Please do not publish these numbers.)



       TI to appeal decision by Japanese court on Fujitsu manufacturing

      Dallas (August 30, 1994) -- Texas Instruments today announced it will appeal the Tokyo District Court's ruling that Texas Instruments Japanese Patent 320,275 -- known as the Kilby Patent -- is not infringed by Fujitsu in its manufacturing of 1-megabit and 4-megabit dynamic random access memories (DRAMs) and 32K erasable, programmable, read-only memories (EPROMs).

      Speaking of the court's decision, Richard J. Agnich, TI senior vice president and general counsel said, "We are disappointed. The inventor, Jack Kilby, his invention of the integrated circuit and the resulting patents have been recognized by industry and academia in Japan and throughout the world, and by legal systems throughout the world outside of Japan.

      "We are deeply disturbed by a patent system that keeps a major invention tied up in the Japan Patent Office for 29 years, and, when the patent is issued, in effect claims that it covers old technology and does not pertain to products made today," said Mr. Agnich. "The decision by the court calls into question the availability of intellectual property protection in Japan. TI has manufactured and operated in Japan for 30 years. We have had Japanese lawyers and patent professionals working with the Japanese Patent Office and the courts for decades. We have played by Japanese rules, seeking to obtain recognition for the Kilby invention within the framework established by Japan."

      Fujitsu filed suit against TI in 1991 asking the court to declare that the Kilby Patent does not pertain to its products. TI filed a "Kari Shobun" (injunctive relief) action to stop the use, production and sale by Fujitsu of products that infringe TI's '275 Kilby Patent. Because of the similarity of the two cases, the court heard them together. The court ruled that Fujitsu's production of 1-megabit and 4-megabit DRAMs and 32K EPROMs does not infringe the Kilby Patent.

      The Kilby patent covers a fundamental invention of integrating the elements of an electronic circuit in a single piece of semiconductive material. TI believes the patent, which expires November 27, 2001, applies today to essentially all integrated circuits made, used or sold in Japan.

      Speaking of TI's plans to appeal, Mr. Agnich added, "We were initially rebuffed in the Japan Patent Office but we persevered and we prevailed. We will persevere in the court system and we hope to get justice there eventually, as well."

      Existing TI semiconductor patent licenses held by other companies cover thousands of patents in the semiconductor field and therefore should not be affected by this decision.

      TI engineer Jack Kilby invented the integrated circuit in 1958. Mr. Kilby was honored for his technological achievement in 1993 when he was named winner of the Kyoto Award, Japan's equivalent to the Nobel Prize, for his invention of the integrated circuit.

NOTE TO THE EDITORS: Texas Instruments Incorporated, headquartered in Dallas, Texas, is a high-technology company with sales or manufacturing operations in more than 30 countries. TI products and services include semiconductors; defense electronics systems; software productivity tools; printers, notebook computers and consumer electronics products; custom engineering and manufacturing services; electrical controls; and metallurgical materials.